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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Sanderson                       William                R.
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   (Last)                           (First)             (Middle)

    225 North Thirteenth Avenue
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                                    (Street)

    Laurel                            MS                 39440
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


    SAFM - Sanderson Farms, Inc.
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


    ###-##-####
________________________________________________________________________________
4.   Statement for Month/Year


    February 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

     Director of Marketing
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
                                                                                                                          Cust. for
Common Stock, par value $1.00 per                                                                                         minor
 share                                2/29/00        P               4,278       A      6.9375     28,134      I          children
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Common Stock, par value $1.00 per                                                                                         Executor
 share                                                                                          3,229,672      I          of Estate
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                                                                                                                          Director
Common Stock, par value $1.00 per                                                                                         of private
 share                                                                                            150,604      I          foundation
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Common Stock, par value $1.00 per
 share                                                                                            132,150      D
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Common Stock, par value $1.00 per                                                                                         ESOP
 share                                                                                              8,561      I          Allocation
-------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $1.00 per
 share                                                                                              8,460      I          Wife Owns


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

The amount reported on the Form 4 includes 3,229,672 shares of common stock beneficially owned by Mr. Sanderson as co-executor of the Estate of Joe Franklin Sanderson, deceased. The co-executors share voting and investment power with respect to the 3,229,672 shares owned directly by the estate. The amount in the table also includes 150,604 shares owned directly by a private foundation established by Joe Frank Sanderson for which William R. Sanderson serves as a director, and as such, shares voting and investment power with the other directors of the foundation with respect to such shares. With respect to the 8,561 shares shown as indirect ownership by virtue of their allocation to Mr. Sanderson's account under the Employee Stock Ownership Trust established by Sanderson Farms, Inc. Mr. Sanderson has sole voting power over such shares, but the investment power in such shares are exercised by the trustees of the ESOP. This Form 4 includes 28,134 shares of common stock held by William R. Sanderson as custodian for his minor children over which he exercises sole voting and investment power, with 4,278 of such shares being the securities acquired during the reporting period covered by this form 4.
--------------------------------------------------------------------------------

================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Sanderson Farms, Inc.
Common Stock         Various                     None         Various                                      32,500    D
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====================================================================================================================================

Explanation of Responses:


 /s/ William R. Sanderson                                    March 1, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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